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                         April 2, 2021

       Vered Caplan
       Chief Executive Officer
       Orgenesis Inc.
       20271 Goldenrod Lane
       Germantown, Maryland 20876

                                                        Re: Orgenesis Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254806

       Dear Mr. Caplan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey P. Schultz,
Esq.